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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25

                        Commission File Number 0-26168


                         NOTIFICATION OF LATE FILING

(Check One)   [ ] Form 10-K     [ ] Form 11-K     [ ] Form 20-F    [x] Form 10-Q
              [ ] Form N-SAR

For Period Ended:                    July 31, 1996
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[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:


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                       Part I.  Registrant Information

Full name of registrant        CareAdvantage, Inc.
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Former name if applicable                   N/A
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Address of principal
executive office          485-C Route 1 South, Iselin, New Jersey 08830
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                      Part II.  Rule 12b-25 ( b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[   ] (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ x ] (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
            Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[   ] (c)   The accountant's statement or other exhibit required by Rule
            12b-25 (c) has been attached if applicable.
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                             Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company is awaiting information from a third party (a customer), the result of which may have a material impact on the Company's results of operations.

                         Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification


               Richard J. Strobel                   (908) 602-7000
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                     (Name)                        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [ x ] Yes    [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [   ] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The information needed to file the Form 10-QSB has a material affect on results of operations for the three- and nine-month periods ended July 31, 1996.


                             CareAdvantage, Inc.
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                 (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      September 13, 1996                By /s/Richard J. Strobel
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                                            Richard J. Strobel
                                            Chief Financial Officer